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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Swidler, J. Robert		Thane International, Inc. (“THAN”)
	1 Place Ville Marie, Suite 3310	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			September 27, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Montreal, Quebec, CANADA H3B 3N2 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common stock, par value $.001		8/27/2002				P			3,700	A	$1.8135				I		(1)

	Common stock, par value $.001		8/29/2002				P			500	A	$1.90				I		(1)

	Common stock, par value $.001		9/06/2002				P			1,000	A	$1.96				I		(1)

	Common stock, par value $.001		9/11/2002				P			1,000	A	$1.90				I		(1)

	Common stock, par value $.001		9/12/2002				P			1,000	A	$1.90				I		(1)

	Common stock, par value $.001		9/13/2002				P			1,000	A	$1.90				I		(1)

	Common stock, par value $.001		9/16/2002				P			1,500	A	$1.86				I		(1)

	Common stock, par value $.001		9/18/2002				P			1,000	A	$1.95				I		(1)

	Common stock, par value $.001		9/20/2002				P			500	A	$1.90		11,200		I		(1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

N/A

Explanation of Responses:

(1)	Represents shares held of record by Carter Fraser Enterprises Inc., a corporation incorporated under the laws of Quebec, Canada, of which the Reporting Person is the sole shareholder.

/s/ J. Robert Swidler	September 27, 2002
**Signature of Reporting Person J. ROBERT SWIDLER	Date

**	Intentional misstatements or omissions of fact constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.